Exhibit 99.1

NEWS RELEASE
February 16, 2015
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

Almaden Minerals Ltd. Announces Resignation of Director

Almaden Minerals Ltd. (“Almaden” or the “Company”; AMM: TSX; AAU: NYSE MKT) announces that Dr. Barry Smee has resigned from its board of directors due to family considerations.  Dr. Smee has been a director of Almaden since July 2006.

J. Duane Poliquin, Chairman of the Board of Directors of the Company commented, "Barry has been an important contributor to Almaden for almost nine years now. On behalf of the Board I would like to sincerely thank Barry for his contributions and work during this time and we all wish him and his family nothing but the best."

About Almaden
Almaden is a well-financed mineral exploration company working in North America.  The Company has assembled mineral exploration projects, including the Ixtaca deposit through its grassroots exploration efforts.  Almaden’s business model is to provide shareholders with opportunities for capital gain by using its technical expertise to find, acquire and develop mineral properties.  The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring and developing several of its projects including the Ixtaca deposit.

On Behalf of the Board of Directors,

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.
(604) 689-7644
info@almadenminerals.com

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to the intended use of proceeds and continuation of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.